Todd J. Emmerman todd.emmerman@kattenlaw.com 212.940.8873 direct 212.894.5873 fax

June 12, 2009

Via Edgar Transmission and Federal Express

United States Security and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549 Mail Stop 3561 Attention: Jeffrey Sears

Re:	Rand Logistics, Inc. File No. 001-33345 Form 10-K: For the fiscal year ended March 31, 2008 Form 10-Q; For the quarterly period ended December 31, 2008

Dear Mr. Sears:

Set forth below is the response of Rand Logistics, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 31, 2009 (the “Comment Letter”).  For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to the Company.

Form 10-K: For the fiscal year ended March 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 14

June 12, 2009

1.
We note that your disclosure in both MD&A and Note 24 to your financial statements provides separate, unconsolidated financial information related to Rand Logistics, Inc. and the VIE that was consolidated by your company until February 13, 2008.  In this regard, the disclosure of fiscal year 2007 and fiscal year 2008 financial information related to Rand Logistics, Inc., on a stand-alone basis, appears to reflect non-GAAP financial information.  Based upon your disclosure in your Form 10-Q for the quarterly period ended December 31, 2008, it appears that you believe that the presentation of financial results that exclude the VIE is the most precise means of making an informed comparison of your company’s results of operations versus the prior period.  However, we believe that the financial impact of the deconsolidation of the VIE can be explained in MD&A without the presentation of stand-alone financial information for Rand Logistics, Inc.  As such, please discontinue the presentation of the unconsolidated financial information related to Rand Logistics, Inc. and the VIE in both MD&A and the footnotes to your financial statements.

Response:

In future filings with the Commission, the Company will discontinue the tabular presentation of unconsolidated financial information for Rand Logistics, Inc. and the VIE in MD&A and notes to Consolidated Financial Statements.

2.
We note that you disclose “Vessel Margin” and “EBITDA” as non-GAAP performance measures.  However, we do not believe that you have adequately explained why the presentation of these non-GAAP measures provides your investors with useful information regarding your company’s results of operations or financial condition.  Per your disclosure, it appears that you believe “Vessel Margins are an important measure of the cash flow generated by individual vessels to evaluate performance and to make investment decisions.”  In this regard, we do not believe that your disclosure adequately explains why investors should disregard general and administrative costs and dry-docking costs when evaluating your company’s performance - particularly as such costs are primarily comprised of recurring cash expenses which relate to functions that are necessary to support your business.  Furthermore, we do not believe that you have adequately explained why investors should disregard certain non-cash expenses, such as depreciation and amortization costs, given that such costs can be expected to recur in future periods.  For the aforementioned reasons, we believe that you should discontinue the presentation of “Vessel Margin” and “EBITDA” in all future filings, including your earnings releases furnished on Form 8-K.  Refer to Item 10(e)(1)(i)(C) of Regulation S-K for further guidance.

Response:

In future filings with the Commission, the Company will discontinue the presentation of “Vessel Margin.” for all periods presented.  However, the Company may present in MD&A certain income statement line items on per “Vessel Day” basis, which the Company understands do not constitute non-GAAP measures.

In addition, the Company will limit its use of EBITDA in future filings with the Commission to press releases furnished pursuant to Item 701 of Form 8-K which will provide a detailed explanation of why such measures provide our investors with useful information regarding the Company’s results of operations and financial condition, as well as the most comparable GAAP measure.

June 12, 2009

The Company believes that EBITDA is useful to investors given that the shipping industry is capital intensive, often resulting in significant depreciation and financing costs.  EBITDA presents the Company’s performance prior to non-cash settled operating costs, and as such provides useful information to investors not presented by the comparable GAAP measure.  The Company believes its investors use EBITDA or adjusted EBITDA to measure improvements in period over period cash earnings by the Company, as well as to assess liquidity.  Furthermore, management uses adjusted EBITDA as an important component of assessing its own performance and it is presented for review at our board of director meetings.  The Company proposes to include the following disclosure in connection with the use of EBITDA (or adjusted EBITDA) in its future press releases:

“EBITDA and Adjusted EBITDA represent net income plus net interest expense (including valuation changes in interest rate swap instruments), as well as depreciation and amortization and other write-downs of fixed and intangible assets, and other items that do not require a cash settlement. EBITDA is included because it is used by management and certain investors as a measure of operating performance.  The Company believes its investors use EBITDA, and Adjusted EBITDA (e.g. EBITDA adjusted for certain other items not settled in cash), to measure changes in period over period cash earnings by the Company, as well as to assess liquidity.  Our management uses EBITDA and Adjusted EBITDA as a performance measure for our individual vessels and as part of internal financial statements, and it is presented for review at our board of directors meetings. The Company believes that EBITDA and Adjusted EBITDA are useful to investors as the shipping industry is capital intensive, often resulting in significant depreciation and amortization, including amounts originating from acquisition costs and the financing costs.  EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company’s operating performance required by U.S. GAAP.  EBITDA and Adjusted EBITDA are not a source of liquidity or cash flows as shown in our consolidated statement of cash flows.  The definitions of EBITDA and Adjusted EBITDA used here may not be comparable to that used by other companies.  The following table demonstrates our calculation of EBITDA and Adjusted EBITDA and provides a reconciliation of EBITDA and Adjusted EBITDA to Cashflow from Operations for each of the periods presented above.”

Reconciliation to Net Income (Loss):

GAAP, Net Income (Loss):

June 12, 2009

Net interest expense

Provision for income taxes

Depreciation and amortization

Non-GAAP, EBITDA

Adjustments:

Loss of retirement of owned vessel

Gain on sale of vessels

Loss on interest rate swaps

Loss on extinguishment of debt

Loss on deconsolidation of VIE

Total Adjustments:

Non-GAAP, Adjusted EBITDA:

3.
We note that your disclosure focuses on explaining the period-to-period changes in “Vessel Margin,” without directly analyzing or discussing the changes in a significant portion of your company’s operating expenses.  In connection with discontinuing the presentation of “Vessel Margin,” please revise your disclosure regarding your company’s results of operations to separately discuss each material operating expense that was previously included in your non-GAAP measure.  As part of your response, please supplementally provide to us your intended revised disclosure.

Response:

In future filings with the Commission, where applicable, the Company will separately discuss in its MD&A each material operating expense as set forth below (which include operating expenses included in previous references to “Vessel Margin”):

June 12, 2009

•	Outside Voyage Charter Fees

•	Vessel Operating Expenses

•	Repairs and Maintenance

•	General and Administrative

•	Depreciation Expense

•	Amortization of Drydock Costs

•	Amortization of Intangible costs

•	Other Expenses

4.
We note that one of the purposes of MD&A is to give investors the opportunity to look at the operating performance and financial condition of a company through the eyes of management.  In this regard, it appears from Note 20 to your financial statements that discrete financial information related to both your company’s U.S. operations and Canadian operations is made available to management of your company.  Furthermore, based upon your Form 10-K for the fiscal year ended March 31, 2008 and your Form 10-Q for the quarterly period ended December 31, 2008, it appears that the financial performance of your company’s U.S. operations may differ significantly from the financial performance of your company’s Canadian operations within a single reporting period.  For example, we note that your company’s U.S. operations recognized a net loss of approximately $4.5 million for the nine month period ended December 31, 2008, while your company’s Canadian operations recognized net income of approximately $5.3 million for the same reporting period.  Therefore, we believe that your disclosure should be expanded to separately analyze and discuss the results of your company’s U.S. operations and Canadian operations.  As part of your response, please supplementally provide to us your intended revised disclosure.

Response:

In response to the Staff’s comment, we note that the Company has determined that each of its twelve vessels meets the three items in paragraph 10 of SFAS-131 “Disclosures about Segments of an Enterprise and Related Information.” The Company has also determined that its corporate overhead (i.e. general and administrative expenses recorded at the parent company level) located in the US, as well as the US tax provision thereon, are not part of an operating segment in accordance with Paragraph 11 of SFAS-131.  The Company presently operates five US-flagged vessels and seven Canadian-flagged vessels, however decisions about resource allocations are made at the individual vessel level by the “chief operating decision maker.”  The "chief operating decision maker" function as defined by Paragraph 12 in SFAS 131, is a group consisting of the Company’s Chief Executive Officer, the Company’s President and the President of both Lower Lakes Towing Ltd. (Canadian) and Lower Lakes Transportation Company (U.S.).  The Company has also determined that all twelve of its vessels meet the aggregation criteria of Paragraph 17 of SFAS 131 and therefore are aggregated into a single operating segment.  However, the Company has made the geographic disclosures that are required under paragraph 38 of SFAS-131.

June 12, 2009

Historically, the difference in financial performance between the Company’s US and Canadian operations predominantly has resulted from the US tax provision, dividend accrual, and corporate overhead, rather than from disparate operating performance of the US and Canadian vessels.  Nonetheless, in future filings with the Commission, the Company will separately analyze and discuss, as appropriate, any material differences in its US and Canadian results, including the impact of these non-segment items.

5.
We note that you have identified a significant number of factors that have impacted the total sailing days of your company’s vessels, as well as the revenue recognized by your company.  However, you have not quantified the impact that such factors have had on the absolute amount of revenue recognized for your comparable reporting periods.  In addition, while you discuss the period-to-period change in the number of vessel sailing days, you have not discussed the changes in the tonnage of freight that your company shipped as a result of the changes in sailing days.  In this regard, it appears from your revenue recognition policy that your company’s freight revenue is generally charged based upon a rate per tonnage shipped.  Furthermore, you have not quantified or discussed the impact of factors such as changes in the freight rates charged by your company, backhaul utilization, or fuel charges on your company’s revenue.  Therefore, please expand your disclosure to discuss and quantify all factors that have materially impacted the amount of revenue recognized by your company.  In this regard, consider using tables to quantify the absolute impact of the factors that have impacted your company’s reported revenue and expanding your narrative discussion to address the factors identified in your tables.

Response:

In future filings with the Commission, the Company will expand its disclosure to discuss and quantify all factors that have materially impacted the amount of revenue recognized by the Company (utilizing tabular presentation where helpful).  Such factors are likely to include Sailing Days, Outside Voyage Charter Revenues, Fuel and other pass-through surcharges, and Freight and other Revenues.  The Company may also discuss, as appropriate, significant changes in trade patterns, backhaul utilization, pricing trends and commodities shipped.

Liquidity and Capital Resources, page 18

6.
Please discuss, in terms of cash receipts and cash payments, the underlying drivers contributing to net cash provided by your company’s operating activities.  In this regard, reference to your statements of cash flows does not provide a sufficient basis for a reader to analyze the change in the amount of cash provided by or used in your company’s operations.  Refer to Section IV.B.I of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

June 12, 2009

Response:

In future filings with the Commission, the Company will enhance its discussion of the underlying drivers of its sources and uses of cash, as well as its discussion of the material changes to such sources and uses, all in accordance with Section D of the “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Critical Accounting Policies, page 21

7.
We note that a significant portion of the disclosure regarding your “Critical Accounting Policies” repeats the information presented in Note 2 to your financial statements.  However, we note that the purpose of the “Critical Accounting Policies” section of MD&A is to provide greater insight into the quality and variability of information regarding your company’s financial condition and operating performance, while the accounting policy disclosure in your footnotes describes the methods used to apply your selected accounting principles.  In this regard, please [revise] your MD&A disclosure to provide information including, but not limited to, the following:

•	how you arrive at your most critical accounting estimates and assumptions,
•	why your estimates and/or assumptions bear the risk of change,
•	how accurate your estimates and/or your assumptions have been in the past, and
•	whether your estimates and/or your assumptions are likely to change in the future.

Please refer to Section V of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance.

Response:

In future filings with the Commission, the Company will revise its “Critical Accounting Policy” disclosure in accordance with the Staff’s comment.

Item 9A(T). Controls and Procedures, page 25

8.
You state that your “senior management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Securities Exchange Act of 1934), designed to ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.”  However, we note that you have substituted the definition of disclosure controls (as defined in Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934) for the definition of internal controls over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Securities Exchange Act of 1934).  In this regard, please confirm that management has established, maintained, and appropriately evaluated the effectiveness of your company’s internal controls over financial reporting.  In addition, revise your disclosure in future filings, as appropriate.

June 12, 2009

Response:

The Company hereby confirms that its management has established, maintained, and appropriately evaluated the effectiveness of the Company’s internal controls over financial reporting.  In future filings with the Commission, the Company will use the correct definition of internal controls over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Securities Exchange Act of 1934).

Consolidated Statements of Cash Flows, page F-5

9.
We believe expenditures for drydocking are not an investment and should be presented in the operating activities section of the statement of cash flows. We note that overhaul costs are normal recurring operating costs, rather than investment decisions or expenditures that significantly extend the life of the asset.  These overhaul costs are similar to repair and maintenance expenditures, and the treatment of these costs in the statement of cash flows should not be impacted by the various accounting methods employed to account for these expenditures.  Although you defer the drydocking expenditures when incurred and amortize them over the benefited period (until next planned drydocking), the treatment in the cash flow statement should not differ based on the accounting method chosen to account for such expenditures.  Accordingly, please revise your statements of cash flows in future filings to reflect vessel drydocking payments as an operating activity.

Response:

In future filings with the Commission, the Company expects to reflect vessel drydocking payments in the operating activities section of the statement of cash flows.

10.
We note that you have reported the sale of vessels by your previously consolidated VIE as a cash inflow in your fiscal year 2008 statement of cash flows.  However, we note that your company purchased the vessels from the VIE.  As such, please explain to us how the sale of the vessels by the VIE resulted in the receipt of cash by your company.

Response:

On February 13, 2008, one of the Company’s US subsidiaries acquired the vessel operating assets (three vessels) of the consolidated VIE, and such transaction caused the immediate deconsolidation of that VIE under FIN-46R.  In light of the significance of this transaction, the Company reflected both sides of the transaction in the “Cash Flows from Investing Activities” since the VIE was controlled by, and the cash receipt was ultimately realized by, an unrelated third party.

Notes to the Consolidated Financial Statements

Note 2.  Significant Accounting Policies

Revenue Recognition, page F-7

11.	Please tell us and disclose your accounting policy for recognizing costs attributable to voyage charters that are not subcontracted to other freight providers.

June 12, 2009

Response:

Vessel operating expenses, which are costs attributable to voyage charters that are not subcontracted to other freight providers, are recognized ratably over the period from the departure of the vessel from its original shipping point to its destination.  Repairs and maintenance expenses are recognized as incurred.  In future filings with the Commission, the Company will include disclosure to the foregoing effect.

Intangible assets and goodwill, page F-7

12.
We note from the “Business” section of your Form 10-K that many of Lower Lakes’ customers are under long-term contracts that typically average three to five years in duration.  As such please tell us why you believe that it is appropriate to amortize the carrying value of “Customer relationships and contracts” over 15 years.  As part of your response, please address why straight-line amortization of such intangibles is appropriate.

Response:

Although customer contracts have a typical duration of only three to five years, the Company has experienced a consistent track record of serial renewals by its significant contract customers (and such customers comprise most of the Company’s business).  The Company’s customer relationships are fortified by the fact that there are a limited number of Great Lakes shipping companies as well as a declining number of vessels operating on the Great Lakes.  The Company has an additional advantage in that it operates half of the vessels on the Great Lakes which are classified as “river-class vessels” and capable of accessing docks and customers not accessible to larger vessels.  Accordingly, customers have a substantial interest in protecting their Great Lakes transportation relationships.  Based on the foregoing, and in compliance with SFAS 142, the Company, with the guidance of its independent appraiser, believes that 15 years is the most appropriate “best estimate” amortization period for its customer relationships and contracts.    In accordance with paragraph 12 of SFAS 142, since the Company cannot reliably determine the pattern of economic benefit of the use of this intangible asset, the Company believes that straight line amortization is appropriate.

Property and equipment, page F-7

13.
We note that your company’s vessels are depreciated over a period of four to 25 years using the straight-line method.  However, we also note that the average age of the vessels operated by Lower Lakes was approximately 50 years as of March 31, 2008 (per page 9 of your Form 10-K).  Given the average age of the vessels in your company’s fleet, please tell us i) the depreciable life that has been applied to each of the vessels acquired in connection with your company’s acquisition of Lower Lakes Ltd. and Grand River Navigation Company, Inc. and ii) how the build dates of those vessels was considered when determining the appropriate depreciable life that should be applied.  In addition, expand your footnote disclosure to discuss the relevance of a vessel’s build date to the application of your depreciation policy.

June 12, 2009

Response:

The depreciable life applied to each of the vessels acquired in March 2006 is set forth in the table below.   The depreciable lives were based on independent appraisals which generally assumed a total useful life of 75 years for vessels operated in fresh water, adjusted to take into account the condition of the vessel, the amount of investment required to be made at the vessel’s next dry-dock certification, and any additional life-extending investments made to the vessel.  Notwithstanding such analysis, the Company’s policy is to depreciate its acquired used vessels over a period not to exceed 25 years, given the uncertainty of prior owner maintenance and operating practices, the nature of some more corrosive cargoes that could be carried, and the possibility that such vessels could be used in ports and docks which could increase the wear on the vessel. In future filings with the Commission, the Company will expand its footnote disclosure to discuss, as indicated above, the relevance of a vessel’s build date to the application of the depreciation policy.

Age and Useful Life at March 3, 2006

Vessel	Year Built	Remaining Years to 75 Years	Initial Acq. March 3, 2006 Years *
Calumet	1929	-2	4
Invincible (tug**)	1979	48	23
Manistee	1943	12	12
Maumee	1929	-2	4
Cuyahoga	1943	12	25	***
Michipicoten	1952	21	21
Mississagi	1943	12	12
Saginaw	1953	22	22
*	Per judgment of third party Appraiser
**	Tug’s useful life is not expected to be 75 years in fresh water.
***	Third party appraisal of useful life beyond 75 years based on investments in, and maintenance of, such vessel.

Impairment of long-lived assets, page F-8

14.
You state that when a readily determinable market price does not exist for an impaired asset, the fair value of that asset is estimated based upon the undiscounted expected cash flows that are attributable to the asset.  In this regard, please tell us how your accounting policy complies with the guidance outlined in paragraphs 23 and A11-A14 of SFAS No. 144.

Response:

In response to the Staff’s comment, we note that the sentence describing the Company’s policy in this regard should have read “In the absence of an observable market price,  the estimate of fair value is based on the best available information available, including prices for similar assets and the results of using a present value or other valuation technique.”  Corrected disclosure will be included in the Company’s future filings with the Commission.

June 12, 2009

Note 7.  Income Taxes, page F-14

15.	Please separately disclose the domestic and foreign components of your company’s income/ (loss) before income tax expense/ (benefit). Refer to Rule 4–08(h)(1) of Regulation S-X for further guidance.

Response:

In future filings with the Commission, the Company will separately disclose the domestic and foreign components of its income/ (loss) before income tax expense/ (benefit).

Note 9.  Deferred Drydocking Costs, page F-15

16.	For each period presented, please provide a roll-forward of the beginning and ending balance of your deferred dry docking costs to include the amounts of periodic deferrals and amounts amortized.

Response:

In future filings with the Commission, the Company will provide a roll-forward from the beginning balance to the ending balance of its deferred dry docking costs to include the amounts of periodic deferrals and amounts amortized.

Note 11. Acquisitions, page F-16

17.
It appears that you have accounted for the purchase of the Voyageur Independent and Voyageur Pioneer as a business combination, given that a portion of the purchase price has been allocated to goodwill.  However, we note that in connection with acquisition of the aforementioned assets, your company entered into a Crew Manning Agreement with Voyageur, pursuant to which Voyageur agreed to staff the vessels with qualified crew members and to administer many of the payroll and personnel-related processes associated with staffing the vessels.  In exchange for Voyageur’s services, your company was to pay an annual fee and reimburse Voyageur for reasonable crew payroll expenses.  Based on the observations noted above, it appears that all of the inputs and processes necessary for the Voyageur Independent and Voyageur Pioneer to conduct normal operations after separation from the transferor may not have been received in exchange for their purchase price.  In this regard, please tell us how you determined that the purchase of the Voyageur Independent and Voyageur Pioneer should be accounted for as a business combination, rather than the acquisition of assets.  Refer to paragraph 9 of SFAS No. 141 and EITF Issue No. 98-3 for further guidance.

June 12, 2009

Response:

The Company evaluated the Voyageur transaction based on the criteria in EITF Issue No. 98-3 at the time of the acquisition and determined that all of the elements necessary to conduct normal operations, including the inputs, processes, and outputs, were acquired and met the definition of a business necessary to continue to conduct normal operations.

The key input to conduct normal operations were the vessels, and access to crews for the vessels.  The fact that the Company made the business decision to outsource the staffing of the vessels to the seller for the remainder of the 2007 sailing season in order to avoid disruption of service during the sailing season, did not change the analysis since the Company believed that it could assume such crew manning responsibilities at any time by terminating the Crew Manning Agreement, which it did terminate in March 2008 when the Company hired its own crews for the new sailing season.  Therefore the Company believes that the customary practice of outsourcing the crews was only a minor item under EITF 98-03 based on the degree of difficulty in obtaining access to the crews.  Certain processes and procedures for managing the vessels were also acquired.  The Company also acquired the key output - Voyageur’s customers - through assignments of customer contracts (which were acknowledged by the customers).  The Company viewed the customer contracts as the second most critical resource acquired in the transaction.

18.
We note that in connection with your Contract of Affreightment with Voyageur and VMT, your company is obligated to pay substantially all of the freight rates that it charges to customers to Voyageur and VMT.  We note further that you entered into a Guarantee with GE Canada in connection with this agreement.  Given the aforementioned facts, please tell us the business purpose for your arrangement.

Response:

The Company was unable to acquire all of Voyageur’s vessels, because their owner wanted to continue to operate one vessel, the Maritime Trader, until at least December 31, 2011, when the owner had indicated that he planned to retire.  However, Voyageur’s customers were serviced by the three Voyageur vessels as a group, making it impossible to divide such customers and their contracts among the three vessels.  Accordingly, the Contract of Affreightment afforded the Company with the ability to provide uninterrupted service to the Voyageur customer group through operation of all three vessels.  By operating the Maritime Trader through the Contract of Affreightment, the Company was also able to avoid being in direct competition with Voyageur on the Great Lakes.  The economic terms of the Contract of Affreightment with Voyageur are substantially the same as the Company’s Contracts of Affreightment with other third parties.

The Company agreed to provide a guarantee of Voyageur’s credit facility in order to ensure uninterrupted access to the Maritime Trader (and the services it provides to the Company’s customers) in the event of a default by Voyageur under its credit facility.  The guarantee provides the Company with the ability to exercise its option to purchase the Maritime Trader earlier than would otherwise be permitted under the terms of the Option Agreement between the Company and Voyageur.  The guarantee also provided the Company with the ability to cure a Voyageur default and, in connection therewith, become a subordinated secured lender to Voyageur (thereby preserving the status quo while securing a security interest in the Maritime Trader).

June 12, 2009

Note 15.  Commitments

19.
The table of minimum lease payments provided in Note 15 to your financial statements does not appear to include the minimum payments attributable to the leases described in “Item 2” of your Form 10-K.  In future filings, please revise your footnote to disclose the aggregate future minimum rental payments required under all of your company’s operating leases, as well as the rental expense recognized in each period for which an income statement has been presented.  Refer to paragraphs 16(b) and 16(c) of SFAS No. 13 for further guidance.

Response:

In future filings with the Commission, the Company will revise the footnotes to its Consolidated Financial Statements to disclose the aggregate future minimum rental payments required under the Company’s operating leases, as well as the rental expense recognized in each period for which an income statement has been presented.

20.
We note that your bareboat charter for the McKee Sons barge was amended to provide for lease payment deferment in return for leasehold improvements.  Please clarify for us whether lease payments were deferred or were replaced by expenditures for leasehold improvements, tell us the amount involved, and how the cost of such leasehold improvements was accounting for.

Response:

Under the amendment, the Company’s lease payment due May 31, 2008 was deferred until December 31, 2017 and would be waived if the Company exercised its five-year extension right prior to such date.  The cost of the expenditure for the leasehold improvement was $231,750 USD and is being amortized over the existing remaining term of the lease.  The Company recorded lease expense for the period of the deferred payment and the Company is recognizing such expense on a straight-line basis.

Note 17.  Stockholders’ Equity, page F-23

21.
We note that the dividend rate associated with your company’s outstanding Series A convertible preferred stock is subject to increases of 0.5% for each six month period that the dividend is not timely paid.  In addition, we note that your company has not paid the preferred stock dividend liabilities incurred during the fiscal year ended March 31, 2008 and the nine-month period ended December 31, 2008.  Given your company’s failure to meet its dividend obligations in recent periods, please revise your future filings to state the most recent rate at which dividends have been accrued/ recognized.  In addition, please clarify whether the covenant(s) in your company’s Amended and Restated Credit Agreement, which limit your company’s ability to pay dividends, allow your company to make payments against the accrued preferred stock dividends.  Furthermore, consider whether the liquidity and capital resources section of your MD&A should discuss the reasons that preferred stock dividends are being accrued, but not paid.

June 12, 2009

Response:

In future filings with the Commission, the Company will state the most recent rate at which dividends have been accrued and recognized and clarify any limitations on our ability to pay dividends imposed by the covenants in our Amended and Restated Credit Agreement.  In addition, the Company will, when appropriate, discuss the reasons that the preferred stock dividends are being accrued and not paid in the liquidity and capital resources section of its MD&A.

Note 20.  Segment Information, page F-28

22.
Per Note 20 to your financial statements, you have identified only one reportable segment for financial reporting purposes.  However, given the disparities in the financial performance of your company’s U.S. operations and Canadian operations in fiscal years 2008 and 2007, as well as for the nine month period ended December 31, 2008, it appears that they may not share similar economic characteristics:  In this regard, we note that individual operating segments do not meet the aggregation criteria outlined in paragraph 17 of SFAS No. 131 if they do not exhibit similar economic characteristics (e.g., similarities in long-term performance).  Therefore, please tell us why you believe that your company is comprised of only one reportable segment.  Alternatively, please revise your footnote disclosure to identify your U.S. operations and Canadian operations as separate segments and provide any additional disclosures that are required by paragraph 27 and 28 of SFAS No. 131.

Response:

After a review of applicable US GAAP, the Company has determined that there is only one segment.  The Company operates twelve vessels (presently five US-flagged vessels and seven Canadian-flagged vessels), and each vessel is measured by an income statement  to the EBITDA level and productivity measures such as Vessel Cost per Day.  Although US Vessels can only service US to US shipments, and Canadian vessels can only service inter-Canadian shipments, both US and Canadian vessels can and do service shipments between the two countries. Moreover, some of our customers operate in both countries, and are serviced by vessels from both countries. In addition, the US and Canadian Vessels are scheduled much like individual aircraft by an airline, with optimum travel schedules based on vessel characteristics (e.g. size, features, fuel performance on trip length, etc.) and positioning as delivery instructions from customers are received from, and amended by customers, to maximize vessel productivity and backhaul opportunities. Accordingly, differences in vessel margin by vessel are more a reflection of the vessel characteristics, and the trade pattern that best fits that vessel, and the number of vessels in a country, rather than differences attributable to its flagging in a different country.  In summary, there are much more similarities than differences between the countries in the nature of the services provided, the types of customers, the types of ships utilized, and the regulatory environment.  Moreover, in accordance with GAAP, it would also be inappropriate to show more than 10 segments (one per vessel).  In addition, the Company has determined that all twelve of its vessels meet the aggregation criteria of Paragraph 17 of SFAS 131 and therefore they are aggregated into a single operating segment in the financial statements.

June 12, 2009

Form 10-Q:  For the quarterly period ended December 31, 2008

Item 1.  Financial Statements

Notes to the Consolidated Financial Statements

Note 17.  Segment information, page 23

23.
We note that your company’s U.S. operations incurred a net loss of approximately $4.5 million for the nine month period ended December 31, 2008 and net losses of approximately $10.4 million and $6.6 million for the fiscal years ended March 31, 2008 and March 31, 2007, respectively.  In addition, we note that your company’s U.S. operations will presumably incur a loss for the quarterly period March 31, 2009, due to the seasonality of your company’s operations.  We note further that approximately $28.6 million of your company’s property and equipment balance is allocated to your company’s U.S. operations, and a substantial portion of the allocated balance relates to the carrying values of the U.S. operations’ vessels.  Given the history of losses incurred by your company’s U.S. operations, please tell us when the long-lived assets assigned to those operations were last tested for recoverability, the significant assumptions and methodology used to estimate the fair value of the long-lived assets in your most recent impairment analysis (e.g., estimated future cash flows), and the results of your analysis - including why you do not believe that the long-lives assets attributable to your company’s U.S. operations are impaired.  As part of your response, also explain whether your company’s vessels were grouped together or tested independently in your analysis.  Refer to paragraphs 8 and 10 of SFAS No. 144 for further guidance.

Response:

As of December 31, 2008, the Company had last tested for recovery of its long-lived fixed assets as of March 31, 2008 by obtaining an outside appraisal for each of its twelve vessels.  In addition, as of March 31, 2008, the Company made cash flow projections at the vessel level and the reporting unit level (U.S. and Canadian), for comparison to the fixed asset and amortized intangible asset carrying values of such assets to be held and used.  The Company determined that because the carrying value did not exceed the sum of undiscounted cash flows expected to result from the use of such assets, there was no impairment loss to be recognized.  Under Paragraph 7 of SFAS No. 144, an impairment loss for fixed assets and/or amortized intangible assets would have been recognized if the carrying amount had not been recoverable (i.e, if it exceeded the sum of undiscounted cash flows), and the carrying value exceeded the fair value.  In addition, management determined that as of December 31, 2008, there were no events or changes in circumstances pursuant to paragraph 8 of SFAS No. 144 which  indicated that the carrying value of the asset group might not be recoverable.

June 12, 2009

In connection with our response above, we note that the U.S subsidiaries’ combined loss of approximately $4.5 million for the nine months ended December 31, 2008 included $1.9 million of parent company general and administrative expense, $1.1 million in dividend accrual, and $4.8 million in tax provisions.  The U.S subsidiaries’ combined loss of approximately $6.6 million for the nine months ended December 31, 2007 included $2.5 million in parent company general and administrative expenses, $0.9 million in dividend accrual, and multi-million dollar losses on the three vessels time chartered from the VIE (US) which had suffered a work stoppage during that fiscal year.

As discussed in our response to  comment no. 4, historically, the difference in financial performance between the Company’s US and Canadian operations predominantly has resulted from the US tax provision, dividend accrual and general and administrative expenses at the parent company level, and not from disparate operating performance of the individual US and Canadian vessels.  None of these factors impacted the forecasts of undiscounted cash flows of the acquired vessels.

24.
Please tell us why you do not believe that the carrying values of the goodwill and intangible assets allocated to your company’s U.S. operations are impaired.  As part of your response, specifically tell us when you last tested the goodwill and intangible asset balances carried by your U.S. operations for impairment, whether these assets were tested independent of the goodwill and intangible asset balances allocated to your Canadian operations, the underlying assumptions and methodology used to the asset balances for impairment, and the results of your most recent analysis.  Your response should specifically explain whether goodwill has been tested between your annual tests.  Refer to paragraphs 15, 18 through 21, and 28 of SFAS No. 142 for further guidance.

Response:

Please see our response to comment no. 23 relative to amortized intangible assets.

As of December 31, 2008, the Company made a review to determine if events and circumstances (Paragraph 8 of SFAS-144 for the amortized intangible assets and Paragraph 28 of SFAS-142 for goodwill) had changed that would indicate that the carrying amount of long-lived assets would not be recoverable, or more likely than not reduce the fair value of the reporting unit below the carrying amount.  The Company determined that although some of its markets had weakened, there were no changes to its then last annual forecast (March 31, 2008) of undiscounted cashflows by vessel, country or in total, of a magnitude that would have caused an impairment loss of long-lived assets to be held and used by vessel, by country, or in total.  The Company also noted that the market capitalization of the Company exceeded the carrying value of the net assets and goodwill  by over $13 million (e.g. 37% of the common stock capitalization as of December 31, 2008).

It should be noted that the Company has just completed third party valuations for goodwill at the reporting unit level (US and Canada) as of March 31, 2009 and determined that there is no impairment of goodwill at the reporting unit level. The March 31, 2009 fair value measurements were calculated by an outside appraiser by testing values of Peer Analysis, Mergers model, and discounted cashflows.

June 12, 2009

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In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of our responses, please feel free to call me (212) 940-8873.

Sincerely yours,

/s/ Todd J. Emmerman